SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Vishay Precision Group, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

92835K103
(CUSIP Number)

Brett Hendrickson

Nokomis Capital, L.L.C.

2305 Cedar Springs Rd., Suite 420

Dallas, TX 75201

(972) 590-4100

with a copy to:

Aneliya Crawford, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 26, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92835K103	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Nokomis Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,944,030
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,944,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,944,030
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.94%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 92835K103	SCHEDULE 13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Brett Hendrickson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,944,030
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,944,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,944,030
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.94%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 92835K103	SCHEDULE 13D/A	Page 4 of 5 Pages

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on February 25, 2016 (the “Original Schedule 13D”, and, together with the Original Schedule 13D as amended, the “Schedule 13D”) on behalf of Nokomis Capital, L.L.C., a Texas limited liability company (“Nokomis Capital”) and Mr. Brett Hendrickson, the principal of Nokomis Capital, relating to the Common Stock, $0.10 par value (the “Common Stock”) of Vishay Precision Group, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 4, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On July 26, 2017, Nokomis Capital entered into an amendment agreement with the Issuer (the “Amendment Agreement”) that modifies the terms and conditions of the original agreement, dated March 24, 2017 (the “Original Agreement” and, together with the Amendment Agreement, the “Agreement”), pursuant to which, among other things, the Issuer agreed to take all action necessary to appoint, effective immediately, Wes Cummins and Bruce A. Lerner to serve on the Board of Directors of the Issuer (the “Board”). Except as expressly provided in the Amendment Agreement, all of the terms and conditions of the Original Agreement are ratified and confirmed by the Amendment Agreement. The foregoing summary of the Amendment Agreement is qualified in its entirety by reference to the full text of the Amendment Agreement, which is attached as Exhibit 99.2 hereto and incorporated herein by reference.

Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment position in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, except as may be limited by the Agreement.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As described further in Item 4 hereto, Nokomis Capital is a party to the Amendment Agreement, which is attached as Exhibit 99.2 to this Amendment No. 4 and is incorporated by reference herein.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description

99.2	Amendment Agreement, dated July 26, 2017.

CUSIP No. 92835K103	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 28, 2017

NOKOMIS CAPITAL, L.L.C.

By:	/s/ Brett Hendrickson
Brett Hendrickson
Manager

/s/ Brett Hendrickson
Brett Hendrickson

EXHIBIT 99.2

VISHAY PRECISION GROUP, INC.

3 Great Valley Parkway

Malvern, Pennsylvania 19355

July 26, 2017

Nokomis Capital, L.L.C.

2305 Cedar Springs Road, Suite 420

Dallas, TX 75201

Attn: Wes Cummins

Gentlemen:

This letter (this "Amendment") serves to amend that certain letter agreement, dated as of March 24, 2017, between Vishay Precision Group, Inc. (the "Company"), on the one hand, and Nokomis Capital, L.L.C. ("Nokomis"), on the other hand (the "Original Agreement"). All capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Original Agreement. Except as expressly provided below, all of the terms and conditions of the Original Agreement are hereby ratified and confirmed and, accordingly, the parties agree to be bound by the provisions of the Original Agreement, as amended by this Amendment, in accordance with the terms thereof, as so amended hereby.

1.	Section 1 of the Original Agreement shall be deleted in its entirety and replaced with the following:

"The Company's Board of Directors (the "Board") and all applicable committees of the Board will take all action necessary to appoint, effective immediately, Wes Cummins (the "New Director") and Bruce A. Lerner (the "Additional Director"), to serve on the Board, with terms expiring at the Company's 2018 Annual Meeting of Stockholders."

2.	Section 2 of the Original Agreement shall be deleted in its entirety and replaced with the following:

"The Board will determine the membership of the Board's committees in accordance with its usual practices. In addition, during the Restricted Period (as defined below), the authorized size of the Board shall not exceed eight members."

3.	Section 3 of the Original Agreement shall be deleted in its entirety and replaced with the following:

"Reserved."

4.	Section 7 of the Original Agreement shall be deleted in its entirety and replaced with the following:

"The New Director and the Additional Director will be: (a) compensated for his/her service as a director and will be reimbursed for his/her expenses on the same basis as all other non-employee directors of the Company other than the Company's non-executive Board chairman; (b) granted equity-based compensation and other benefits on the same basis as all other non-employee directors of the Company other than the Company's non-executive Board chairman; and (c) entitled to the same rights of indemnification and directors' and officers' liability insurance coverage as the other non-employee directors of the Company as such rights may exist from time to time; provided, that in the case of clauses (a) and (b), such entitlements will be pro-rated in accordance with the Company's non-employee director compensation policy to the extent the appointment of the applicable director occurs after the date of a Company Annual Meeting of Stockholders."

5.	The following shall be deleted:

(a)	All references to "Intermediary Director" and "Successor Director" in the Original Agreement.

(b)	The first and last sentences of Section 10 of the Original Agreement.

(c)	Exhibit A to the Original Agreement.

[Signature page follows.]

If the terms of this Amendment are in accordance with your understanding, please sign below, whereupon this Amendment will constitute a binding agreement among us.

               Very truly yours,

VISHAY PRECISION GROUP, INC.

By:	/s/ Roland Desilets
Name: Roland Desilets
Title: Vice President, General Counsel & Secretary

ACCEPTED AND AGREED

as of the date written above:

NOKOMIS CAPITAL, L.L.C.

By:	/s/ Brett Hendrickson
Name: Brett Hendrickson
Title: Principal